Dentons US LLP 1221 Avenue of the Americas New York, NY 10020-1089 United States dentons.com

October 12, 2021

CONFIDENTIAL SUBMISSION

VIA EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Bright Green Corporation Draft Registration Statement on Form S-1 CIK No. 0001886799

Ladies and Gentlemen:

On behalf of our client, Bright Green Corporation, a Delaware corporation (the “Company”), we hereby confidentially submit a draft registration statement on Form S-1 (the “Registration Statement”) relating to the proposed registration for resale of shares of the Company’s common stock held by certain registered stockholders, for nonpublic review by the staff of the Securities and Exchange Commission pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act (the “JOBS Act”).

In accordance with Title I, Section 101 of the JOBS Act, the Company is an “emerging growth company” that had total annual gross revenues of less than $1,070,000,000 during its most recently completed fiscal year ended December 31, 2020. Moreover, the Company’s common equity securities have not previously been sold pursuant to an effective registration statement under the Securities Act of 1933, as amended.

The Registration Statement and all amendments thereto will be publicly filed with the Securities and Exchange Commission not later than 15 days before the date on which the Company conducts a road show, as such term is defined in 17 C.F.R. § 230.433(h)(4).

If you have any questions regarding the Registration Statement, please do not hesitate to contact the undersigned at 212 768 6839.

Sincerely,

/s/ Rob Condon
Rob Condon

cc:	Eric Berlin
Grant Levine
Dentons US LLP

cc:	Edward Robinson
Doug Bates
Bright Green Corporation